# CCB International Overseas (USA) Inc.

**Statement of Financial Condition**
**December 31, 2017**

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 69018 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
MM/DD/YYYY                                                    MM/DD/YYYY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CCB International Overseas (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

NEW YORK                    NY                    10036
(City)                      (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Steinberg                                     (212) 575-5580
                                                      (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars LLP
(Name — if individual, state last, first, middle name)

135 West 50th Street          New York          NY          10020
(Address)                     (City)            (State)      (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____ Michael Steinberg _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ CCB International Oversees (USA) Inc. _____ , as of _____ December 31, 2017 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Director
Title


Notary Public

**CLAUDIA TAYLOR**
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ _2018_

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CCB International Overseas (USA) Inc.
## Index
### December 31, 2017

|                                                                 | Page(s) |
|-----------------------------------------------------------------|---------|
| Report of Independent Registered Public Accounting Firm         | 1       |
| **Financial Statements**                                        |         |
| Statement of Financial Condition                                | 2       |
| Notes to Statement of Financial Condition                       | 3 - 7   |



## *Report of Independent Registered Public Accounting Firm*

To the Board of Directors and Stockholder of CCB International Overseas (USA) Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of CCB International Overseas (USA) Inc., (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Mazars USA LLP*

We have served as the Company's auditor since 2014.

New York, NY
February 12, 2018

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

# CCB International Overseas (USA) Inc.
## Statement of Financial Condition
## December 31, 2017

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,021,303 |
| Securities owned, at fair value | | 30,075,640 |
| Short term investments | | 2,700,000 |
| Interest receivable | | 454,418 |
| Due from affiliates | | 51,681 |
| Fixed assets, net | | 42,908 |
| Prepaid expenses and other assets | | 62,288 |
| Total assets | $ | 34,408,238 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---:|
| Accrued expenses | $ | 64,051 |
| Due to affiliate | | 25,392 |
| Accounts payable | | 16,074 |
| Total liabilities | | 105,517 |

Stockholder's equity

Common stock, $0.01 par value, 10,000 shares authorized;

| | |
|---|---:|
| 10,000 shares issued and outstanding | 100 |
| Additional paid-in capital | 34,119,900 |
| Retained earnings | 182,721 |
| Total stockholder's equity | 34,302,721 |
| Total liabilities and stockholder's equity | $ 34,408,238 |

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   CCB International Overseas (USA) Inc. (the "Company") was incorporated in Delaware on September 19, 2011. On June 28, 2012, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Prior to obtaining its broker-dealer license, the Company did not engage in any business activities other than receiving capital and organizing the Company in preparation to start broker-dealer activities. The Company is ultimately a wholly-owned subsidiary of CCB International (Holdings) Limited in Hong Kong, which is also ultimately a wholly-owned subsidiary of China Construction Bank Corporation in China.

   The Company has authority from FINRA to engage in the following activities: (1) solicitation of investors in connection with secondary market placements of Hong Kong-listed and regional securities (equity and debt) as agent; (2) provide "chaperone" services to one or more non-US affiliated broker-dealers in accordance with Securities & Exchange Rule 15a-6(a)(3), including acting as broker in secondary market transactions in non-US-listed securities for US institutional investors, which transactions may be executed and settled by a non-US broker-dealer affiliate of CCBIO (USA); (3) provide merger and acquisition advisory services; and (4) distribute research, related to non-US securities, of an affiliate.

   The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

2. **Significant Accounting Policies**

   **Basis of Presentation**
   These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

   **Use of Estimates**
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   **Cash and Concentration of Credit Risk**
   The Company defines cash equivalents as short-term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments.

   As of December 31, 2017, the Company maintained its cash balance of $982,337 with one financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. The Company maintained $38,966 of its cash balance which is not FDIC insured in a demand deposit bank account with China Construction Bank New York Branch ("CCBNY"), an affiliate of the Company. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

   **Short-Term Investments**
   Short-term investments are made up of a time deposit held with CCBNY with original maturities of greater than ninety days, but less than one year.

**Fixed Assets**
Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized based on the straight line method over the estimated useful lives of the assets. The estimated useful lives of the assets are 3 years for computers and software, and 5 years for furniture and equipment. The estimated useful life of the leasehold improvements is based on the life of the office sublease which is 93 months at the inception of the lease, which is the lesser of their useful lives or the term of the lease.

**Revenue Recognition**
The Company recognizes revenues, in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency.

**Income Taxes**
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

**Fair Value Measurement**
Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned are recorded at fair value on a recurring basis and are recorded on a trade date basis. Unrealized gains and losses are reflected on the statement of operations.

GAAP outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

3.  **Fair Value of Investments**

As of December 31, 2017, securities owned are bonds stated at fair value and amount to $30,075,640. These investments are held by the affiliated custodian CCB International Securities Limited ("CCBIS").

The fair value of the bonds is considered to be Level 2 on the fair value hierarchy, which is based on quoted prices. The Company's management continuously reviews the instruments in order to determine the fair value level that should be applied to those investments.

The time deposit included in short-term investments is carried at fair value as the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as minimal credit risk inherent in this instrument. The fair value of the time deposit is considered to be Level 2 on the fair value hierarchy.

The Company did not have any assets that are reported in Level 3 at December 31, 2017. Additionally, there were no transfers between level 1 and level 2 during the year ended December 31, 2017.

4.  **Property and Equipment**

Details of property and equipment at December 31, 2017 are as follows:

| | | |
|---|---|---:|
| Computers and software | $ | 7,590 |
| Furniture and fixtures | | 66,237 |
| Leasehold improvements | | 133,128 |
| | | 206,955 |
| Less: accumulated depreciation | | (164,047) |
| | $ | 42,908 |

# CCB International Overseas (USA) Inc.
## Notes to Statement of Financial Condition
### Year Ended December 31, 2017

5. **Commitments**

   Effective September 2012, the Company entered into a sublease for office space with CCBNY which expires in May 2020. Future minimum annual payments under this operating sublease agreement are as follows:

   |      | Total Commitments |
   |------|-------------------|
   | 2018 | $     151,681 |
   | 2019 |       151,681 |
   | 2020 |        63,201 |
   |      | $     366,563 |

6. **Related Party Transactions**

   **Other Income**
   The Company earned revenues for market commentary services provided to CCB International (Holdings) Limited.

   **Commission Income**
   CCBIS provides clearing services to the Company. As of December 31, 2017, the Company owed CCBIS $12,681, which is included in due from affiliate on the statement of financial condition.

   **Service Agreement and Due to Affiliate**
   Pursuant to a service agreement, CCBNY provides various services and other operating assistance to the Company. These services include personnel, professional consultants, physical premises, utilities, use of office equipment, insurance, subscriptions, and other general and administrative services. As of December 31, 2017, the Company owed CCBNY $25,392 and this payable is classified as due to affiliate in the statement of financial condition.

7. **Income Taxes**

   At December 31, 2017, the Company has a federal net operating loss carry forward ("NOL") of approximately $1,628,000 for federal and New York State and New York City income tax purposes. The net operating loss carry forward expires commencing 2031 through 2035. The Company's net deferred tax assets before valuation allowance was approximately $467,000, primarily as a result of net operating losses and amortization of start-up costs, partially offset by the deferred tax liabilities related to depreciation of fixed assets. On December 22, 2017, the Tax Cuts and Jobs Act was enacted, reducing the federal corporate tax rate from 35% to 21%. Accordingly, the impact of the change in the tax rate on deferred tax assets and liabilities before a valuation allowance is recognized in the period of enactment. As of December 31, 2017, the Company has recorded a full valuation allowance against the net deferred tax assets since it is more likely than not that the deferred tax assets will not be realized. The valuation balance decreased from $1,174,000 to $467,000. The effect of the utilization of the NOL on current taxes is approximately $707,000.

   As of December 31, 2017, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2014, 2015 and 2016 are subject to examination by tax authorities.

8. **Accounting Development**

In 2017, the Financial Accounting Standards Board has adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of this accounting standard updated, and is still evaluating the impact of the modified retrospective transition method on its financial statements.

9. **Employee Retirement Plan**

The Company's employees participate, to the extent they meet minimum requirements, in a voluntary defined contribution plan (the "Plan") sponsored by China Construction Bank.

10. **Off-Balance Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital was $876,820, which was $626,820 in excess of its minimum requirement of $250,000.